Via Facsimile and U.S. Mail
Mail Stop 6010

December 15, 2005

Mr. Miao Fuchun
Director and Vice President
China Life Insurance Company Limited
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China

Re: China Life Insurance Company Limited
 Form 20-F for the fiscal year ended December 31, 2004

 File No. 001-31914

Dear Mr. Fuchun:

We have completed our review of your Form 20-F and have no further
comments at this time.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief
Accountant

??

??

??

??